ANCORA

ANCORA'S GOVERNANCE CONCERNS AT EVERBRIDGE, INC. (NASDAQ: EVBG)

MAY 2022

For Institutional Use Only

DISCLAIMER

Ancora Alternatives LLC and its affiliates (collectively, "Ancora") exclaim that the information contained herein is provided for informational purposes only and does not constitute an offering or the solicitation of an offer to purchase an interest in any investment.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ancora herein are based on assumptions that Ancora believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. Individuals should make their own determination concerning any investment and not solely rely on the information in this presentation.

This presentation is for discussion and general informational purposes only. The views expressed herein are those of Ancora and are based on or derived from publicly available information with respect to Everbridge, Inc. (the "Company"). Ancora recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ancora's conclusions. Ancora reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ancora disclaims any obligation to update the information or opinions contained herein. Certain financial information and data used herein have been obtained or derived from filings made with the Securities and Exchange Commission ("SEC") and other public sources. Ancora has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by a third-party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use. No federal or state agency or regulatory or self-regulatory authority has approved the contents of this presentation and any representation to the contrary is unlawful.

This presentation may contain forward-looking statements and projections that are based on our current beliefs and assumptions and on information currently available that we believe to be reasonable. All statements that are not historical facts are forward-looking statements, including any statements that relate to future market conditions, results, operations, strategies or other future conditions or developments and any statements regarding objectives, opportunities, positioning or prospects. Forward-looking statements are necessarily based upon speculation, expectations, estimates and assumptions that are inherently unreliable and subject to significant business, economic and competitive uncertainties and contingencies, and prospective investors may not put undue reliance on any of these statements. Forward looking statements are not a promise or guaranty about future events.

Certain members of Ancora currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Ancora from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ancora discloses information about its position or economic interest in the securities of the Company in the presentation, it is subject to change and Ancora expressly disclaims any obligation to update such information.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora and its affiliates.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

ABOUT ANCORA

OVERVIEW

The Ancora fund complex includes a dedicated activist strategy that focuses on identifying opportunities to create enduring value for companies and fellow stakeholders

Jim Chadwick, Portfolio Manager and President of Alternatives at Ancora, has more than two decades of constructive activism experience dating back to his tenure at Relational Investors

› Attentive, communicative and down to earth team
› Deep and experienced bench of investors
› 11 CFA, 4 CPA, 4 JD, 3 CFP, 1 CAIA
› 20+ years average industry experience

Breadth of expertise
› 5 equity strategies
› 5 fixed income strategies
› 4 mutual funds
› 4 alternative strategies

FOUNDED	AUM
2003	$9.5 billion

OFFICES	OWNERSHIP
Cleveland, Detroit & Naples	A Focus Financial partner firm

EMPLOYEES	INVESTMENT PROFESSIONALS
80+	25+

A RECORD OF HELPING PORTFOLIO COMPANIES IMPROVE THEIR BOARDS AND GOVERNANCE POLICIES

Recent examples

 

 KOHL'S



Data as of March 31, 2022
All data representative of Ancora Holdings Group LLC

EVERBRIDGE OVERVIEW

› Everbridge, Inc. (NASDAQ: EVBG) ("EVBG" or the "Company") is a global software company providing enterprise software applications for automating and accelerating organizations' operational response to critical events.

› Critical Events include: severe weather conditions, active shooter situations, terrorist attacks or a pandemic, as well as critical business events such as Information Technology ("IT") outages, cyber-attacks, product recalls or supply-chain interruptions.

› EVBG's solution suite is relied upon by 6,100 customers ranging from 75 countries, eight of the 10 largest US cities, nine of the 10 largest US investment banks, 47 of the 50 busiest airports in North America and 10 of the largest US based healthcare providers, to name a few.





Source: Company Filings
(1) Mid-point of Company FY 2022 guidance

Synopsis: Why We Are Withholding on Four Incumbents

❌ We contend the Board's limited shareholdings and sparse open market purchases have perpetuated a misalignment with investors.

❌ The Board appears unwilling to embrace and act on stockholder feedback.

❌ The Board seems beholden to outdated and inflexible perspectives and remains entrenched in its efforts to keep Everbridge a standalone Company at all costs.

❌ The Board lacks diversity and has multiple directors whom we deem "stale" based on their more than decade-long tenures.

❌ We believe the Board has failed to hold management accountable for operational blunders and has allowed its Chairman to seemingly prioritize his own interests at the expense of stockholders' interests.

› ## We Plan to Withhold Our Vote Against the Following Directors:

Chairman Jamie Ellertson
› **Tenure: 12 years**
› Current Non-Executive Chairman, former CEO, Executive Chairman and Chairman

Director Kent Mathy
› **Tenure: 10 years**
› Independent Director, member of Compensation and Audit committee

Director Richard D'Amore
› **Tenure: 7 years**
› Independent Director, member of Audit Committee

Director Bruns Grayson
› **Tenure: 11 years**
› Lead independent Director, member of Compensation and Nom/Gov Committee






Source: Company Filings, CapIQ

THE BOARD HAS OVERSEEN DISMAL TOTAL STOCKHOLDER RETURNS

› Everbridge has generated disappointing returns for stockholders for years.

› Everbridge's total stockholder returns have underperformed its proxy peers across practically every time horizon.

› Everbridge's underperformance has only grown more dramatic with the passage of time…patient investors have been rewarded with poor results.

	YTD Returns	1-Year	2-Year	3-Year	5-Year	Since IPO
Everbridge	-49.5%	-75.9%	-68.5%	-54.1%	89.3%	139.9%
Russell 2000	-13.3%	-16.6%	64.1%	30.1%	51.9%	
Russell 2000 Value	-6.4%	-6.7%	81.0%	36.1%	47.2%	
Russell 3000	-12.9%	3.0%	59.4%	53.3%	88.5%	
S&P 500	-12.2%	7.3%	58.8%	56.4%	93.2%	
NASDAQ Composite	-19.5%	-4.9%	62.1%	69.1%	125.1%	
Proxy Peer Average	-31.0%	-33.6%	87.5%	93.5%	529.1%	490.0%
EVBG Relative Underperformance	-18.5%	-42.3%	-156.0%	-147.5%	-439.8%	-350.0%

Source: FactSet
*TSR represents unadjusted stock performance one trading day prior to Ancora's March 17, 2022 letter

Issue #1: The Board Has Permitted What We Deem Chairman Ellertson's Glaring Misconduct

Aggressive Stock Promotion

- Mr. Ellertson appears to have used his position at EVBG to promote overly optimistic expectations to investors:
  - **Overhyped claim #1**: Everbridge can sustain *"mid-30s or better growth on an organic basis." (Jamie Ellertson, Q1 '2019 call, 05/06/19)*
  - **Overhyped claim #2:** Everbridge would see the EU opportunity materialize over the period of June '19 – December '20. *(Jamie Ellertson, Q1 '2019 call, 05/06/19)*
- Mr. Ellertson remained a consistent net seller of EVBG stock…reducing his stake 95% since its IPO and never purchasing a single share in the open market.
  - After reasserting both claims above during the Q1 '19 earnings call (Mr. Ellertson's last as CEO), he proceeded to sell 65% of his remaining stake in Everbridge, per InsiderScore.

Competing Priorities

- While Chairman of Everbridge, Mr. Ellertson established a venture capital firm, Akmazo Capital.
- Evidence suggests Mr. Ellertson remains more committed to Akmazo than to EVBG in his priorities.
  - Mr. Ellertson did not step in as interim CEO at Everbridge in December '21 despite his prior experience in the role, but just one month later, he accepted the interim CEO position at an Akmazo portfolio company (JNRI).
- Mr. Ellertson's competing responsibilities at Akmazo likely make it difficult for him to adequately focus on overseeing Everbridge.
  - The time required to operate an investment firm let alone serve as an acting executive for another operating company suggests Mr. Ellertson is distracted.

Mr. Ellertson's Promotional Quotes:

- **Promotion**: *"we believe we're a kind of mid-30's grower with another 5% to 7% of M&A"* (Jamie Ellertson, Q1 '2019 call, 05/06/19)
- **Promotion**: *"most of these decisions will be made in the next 18 months from today from this summer"* (Jamie Ellertson, Q1 2019, 05/06/19)



Stock Sales
Promotion
Reality
$180
$160
$140
$120
$100
$80
$60
$40
$20
12/31/2018
6/30/2019
12/31/2019
6/30/2020
12/31/2020
6/30/2021
12/31/2021
Price
Mr. Ellerston Sales

Everbridge Reality:

- **Reality**: Mr. Ellertson's promotion of a very attractive growth narrative caused EVBG's stock price to rerate materially through the end of 2021. Between January '19 and December '21, Mr. Ellerston sold ~800k shares of stock totaling ~$67 million.
- **Reality:** Everbridge announced a significantly slower growth cadence in December '21, resulting in the stock capitulating 75% between December '21 and March '22.

Source: FactSet, Company Filings, InsiderScore

ISSUE #1: THE BOARD HAS PERMITTED WHAT WE DEEM CHAIRMAN ELLERTSON'S GLARING MISCONDUCT (CONTINUED)

Poaching Employees

› Mr. Ellertson appears to have recruited multiple senior executives to depart Everbridge to work at Akmazo.
  › Imad Mouline (former Everbridge CTO). Akmazo start date: January 2021 vs. Everbridge end date: February 2022.
  › Yuan Cheng (former Everbridge SVP Engineering). Akmazo start date: June 2021 vs. Everbridge end date: December 2021.
› Mr. Ellertson has appointed former EVBG executives to portfolio companies of Akmazo, appearing to prioritize both time and talent for Akmazo at the expense of EVBG and its stockholders.



Yuan Cheng · 3rd
Managing Partner at Akmazo Capital

 **Interim Chief Technology Officer**
JRNI · Full-time
Jan 2022 - Present · 5 mos

 **Managing Partner**
Akmazo Capital
Jun 2021 - Present · 1 yr

 **Everbridge**
9 yrs 9 mos

 SVP, Technology Strategy
Jun 2021 - Dec 2021 · 7 mos



Imad Mouline · 3rd
Managing Partner at Akmazo Capital

 **Managing Partner**
Akmazo Capital · Full-time
Jan 2021 - Present · 1 yr 5 mos

 **Chief Technology Officer**
Everbridge
Sep 2011 - Feb 2022 · 10 yrs 6 mos

Both Messrs. Cheng and Mouline have overlapping tenures between Everbridge and Akmazo despite the Company's refuted claims of not poaching talent.

Sources: LinkedIn

Issue #1: The Board Has Permitted What We Deem Chairman Ellertson's Glaring Misconduct (Continued)

- **The Company's response to Ancora's decision to withhold support for certain directors at the upcoming 2022 Annual Meeting indicated, "Contrary to Ancora's claims, at no time has Mr. Ellertson or his firm, Akmazo, recruited or hired an active employee of Everbridge."**
- In our opinion, the Company's response is disingenuous as at least two former Everbridge employees have overlapping tenures at Everbridge and Akmazo per their LinkedIn profiles (more detail on the previous slide).
- We believe Mr. Ellerston's conduct is reprehensible as the Chairman of the Board, considering this is not the first time he has been rumored to have poached talent from an organization.
  - **Mr. Ellerston resigned as the CEO of S1 Corp. (NASDAQ: SONE) in July of 2005 and resigned from the S1 board in January of 2006. We note that proxy material from Ramius Group highlights several governance issues at S1, but most importantly highlights that S1's former CTO, Imad Mouline, left S1 to join Mr. Ellerston at Gomez, Inc. (see quote below).**
  - Coincidentally, Mr. Mouline, the same gentleman in question from the S1 defection when Mr. Ellerston was fired as CEO, is the same gentleman whose experience at Everbridge overlaps with his position as a Managing Partner at Akmazo Capital.
  - This conduct appears to be a pattern of behavior for Mr. Ellerston, which we believe must be stopped to preserve value at Everbridge.

"The Ramius Group believes that these problems stem principally from weaknesses in the Company's organizational structure. The Ramius Group also believes that the Company does not have a coherent strategic plan with a well-defined set of operational and strategic priorities, accountabilities, performance expectations and incentives.

Other corporate governance concerns include the Company's recent removal of the stockholders' ability to call a special meeting, the resignation of its former Chief Executive Officer and director Jamie Ellertson in February 2006 and defections of some key employees, including the former Chief Technology Officer, Imad Mouline, who left S1 to join Mr. Ellertson at Gomez, Inc., and former Senior Vice President of Sales, Tim Harvey.

We are also concerned that upon the resignation of Mr. Ellertson as the Company's Chief Executive Officer, the S1 Board chose to appoint the Chairman, James S. Mahan, III, as the new Chief Executive Officer rather than conduct a comprehensive search process or retain a search firm to assist the S1 Board in identifying qualified candidates for the position. If elected, in order to keep with good corporate governance practices, the Nominees intend to see to it that the role of Chairman and the role of Chief Executive Officer are once again separate at the Company."

Source: Company SEC filings; Ramius Group Preliminary Proxy Statement dated April 27, 2006

Issue #2: The Current Board Appears Misaligned with Stockholders

Immaterial Insider Purchases / Selling Stock

- Insiders have been consistent net sellers of shares despite generous share grants throughout their Board tenures.
- Data from InsiderScore shows that, since going public, current and former insiders of Everbridge have an embarrassing imbalance of share sales vs. share purchases, as evidenced by the table to the right and chart below.

The four incumbents we are withholding on own very little stock despite an average director tenure of 10 years:

- All four directors collectively own 0.50% of the Company's stock.
  - Chairman Ellertson has *never* purchased stock.
  - Director D'Amore does not even own 1,000 shares
- This low level of alignment is both troubling and shocking.

Targeted Director Transactions Since IPO		
	Purchased	**Sold**
Shares	**10,700**	**(3,326,980)**
Dollars	**$717,500**	**$148,790,700**

Targeted Directors Current Ownership	Ownership (000s)
Jamie Ellerston	134,896
Bruns Grayson	54, 892
Kent Mathy	11,423
Richard D'Amore	723
Total Ownership	**0.51%**

Targeted Directors Have Been Consistent Net Sellers of Stock



$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
9/16/2016
3/16/2017
9/16/2017
3/16/2018
9/16/2018
3/16/2019
9/16/2019
3/16/2020
9/16/2020
3/16/2021
9/16/2021
3/16/2022
Price
Director Sales
Director Buys

Source: Company Filings, FactSet, InsiderScore

ISSUE #3: THE INCUMBENT BOARD HAS A HISTORY OF POOR GOVERNANCE PRACTICES

› Everbridge has a history of poor governance:
  › Minimal insider ownership.
  › Conflicts of interest.
  › Aggressive compensation practices.
  › Undisciplined capital allocation.
  › Lack of diversity.

› Poor governance is not just our opinion…Everbridge has received poor marks from governance experts Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co. LLC ("GL") on:
  › Compensation practices.
  › Lack of diversity.
  › Poor stockholder rights.

EVERBRIDGE'S ISS GOVERNANCE SCORE FOR 2021:



EVBG's governance received a risk rating of seven out of 10 (10 is the worst)

› **ISS has previously recommended withholds for each of the directors we are recommending withholds for today:**
  › Chairman Ellertson – ISS recommended stockholders **WITHHOLD** votes in 2017 and 2020.
  › Director Mathy – ISS recommended stockholders **WITHHOLD** votes in 2018.
  › Director D'Amore – ISS recommended stockholders **WITHOLD** votes in 2019.
  › Director Grayson – ISS recommended stockholders **WITHHOLD** votes in 2019.

Source: ISS

Issue #4: The Board Has Overseen Poor Executive Compensation Practices & Capital Allocation

Poor Compensation Practices

ISS has highlighted Everbridge's "pay for performance misalignment" in the past, citing poor practices regarding:

- Lack of performance targets for linking "pay to performance."
- Large sign-on grants to CEO David Meredith.

Recent share grants to current co-CEOs seem to provide an advantage to these executives at the expense of stockholders.

- Initial Form 8-K stipulated $5 million in RSU grants "on or about 1/1/22."
- However, the Board seemingly withheld share grants for *60 days* until 3/2/22…when EVBG's share price was much lower.
- By granting more shares at a lower price, the Board forced stockholders to endure unnecessary dilution.

Both directors Grayson and Mathy are on the Compensation Committee of EVBG and should bear responsibility for these compensation issues.

Undisciplined Capital Allocation

- In 2021, EVBG spent more on M&A than in its entire history as a public entity.
- Recent acquisitions appear less strategic and higher priced.
- Spending more money on less strategic assets is the definition of "capital allocation gone wrong."

Chairman Ellertson owns responsibility for M&A, given his stated focus on the Company's M&A initiatives:

- On the Q2 2019 earnings call (08/05/2019), Mr. Ellertson said, "*I remain committed to Everbridge's success, but will do so as Executive Chairman assisting David with our strategy with a particular focus on M&A.*"

Everbridge is now blaming its operational issues on M&A:

- EVBG is pulling back on M&A to focus on rationalizing product portfolio.
- EVBG calling out $17 million impact from acquisitions.

Given his public commitment to leading Everbridge's acquisition initiative, Chairman Ellertson should be held accountable for the Company's irresponsible spending.

Source: Company Filings

ISSUE #5: THE BOARD BEARS RESPONSIBILITY FOR INSUFFICIENT STRATEGIC PLANNING AND OVERSIGHT

Tremendous Executive Turnover

› Everbridge has experienced a significant amount of turnover throughout its executive ranks since 2018.

› When evaluating the named executive officers identified in the Company's 2018 proxy statement, more than 80% of these officers have since left the management team. This does not account for the departure of the most recent CEO, David Meredith, who left after only a few short years at the Company.

Employees Cite a Culture of Instability and Turnover

› **Glassdoor quote (2/11/22)**: *"Attrition, overall, is atrocious. Nine execs have left. Two weeks ago, the CMO abruptly left. There is a vacuum at the top and it seems like Everbridge is imploding. Stop acquiring companies you cannot integrate."*

› **Glassdoor quote (2/10/22)**: *"A lot of talented employees are leaving."*

› **Glassdoor quote (10/26/21)** *"Most sales managers and VPs have left. High turnover in the sales org."*

Everbridge 2018 Key Leadership Roles		Current Everbridge Employee?	Where Are They Now?
Executive	**2018 Title**		
Ken Goldman	SVP & CFO	X	Retired
Imad Mouline	CTO	X	AKMAZO CAPITAL Akmazo Capital
Robert Hughes	President	X	UpRight Partners
MJ McCarthy	Vice President Sales	X	Validity Inc.
Jim Totton	EVP Product Mgmt, Engineering, Ops	X	Retired
Claudia Dent	SVP Product Management	X	jrni JRNI
Gary Phillips	SVP of Sales	X	AKMAZO CAPITAL Akmazo Capital
Yuan Cheng	SVP Enginerring	X	AKMAZO CAPITAL jrni Akmazo Capital / JNRI

Four of the seven executives who left the Company since 2018 currently work for Mr. Ellerston's VC firm (Akmazo), or JNRI (Akmazo portfolio company), where Mr. Ellerston is currently the interim CEO.

Source: Company Filings

The Board Has Dismissed Our Feedback and Put Stockholders at Risk by Ignoring Acquirer Interest

- **We contend the market has sent a clear message that standalone execution at Everbridge is unacceptable.**
  - EVBG's stock is down ~80% from all-time highs, which illustrates stockholder frustration.
  - A class action lawsuit was initiated by stockholders for poor execution and performance.
  - Prior to Ancora's involvement, we contend the market reflected a "vote of no confidence" in the Everbridge management team, operating plan and standalone execution.
- **We believe current stockholders would support a sale of the Company.**
  - It appears the stockholder base of EVBG has turned over materially following the Company's Q4 '21 earnings results and poor stock price performance.
  - Having spoken to a large number of stockholders, we believe the current stockholder base would strongly favor a sale of the business at the right price as opposed to the Company executing on a standalone plan.
  - Maximizing value through a sale would crystallize value today, rather than expose stockholders to the continued risk of poor governance and subpar execution.
- **However, the incumbent Board appears unwilling to embrace a strategic review process and instead appears entrenched.**
  - The M&A environment is favorable generally, with multiple recent growth technology acquisitions occurring at substantial premiums to EVBG's current valuation multiple.
  - Furthermore, there is demonstrated acquirer interest in EVBG specifically, with one sponsor having contacted us unsolicited regarding their desire to explore an acquisition of the Company.
  - Despite this, the Board lacks any sense of urgency and refuses to commit publicly to a sale process.

This is why we intend to WITHHOLD support for Chairman Jaime Ellertson, Bruns Grayson, Richard D'Amore and Kent Mathy at the 2022 Annual Meeting of Stockholders

Source: FactSet, Company Filings